Form 10-K405, Exhibit 13
period 1999-12-31
ALLAIRE CORP
filed 2000-03-30
CIK 1016139

                                                                      EXHIBIT 13


                            Allaire Corporation 1999

                       F   I   N   A   N   C   I   A   L

                                   Statements
                  table of
               C O N T E N T S

                    20   Selected Consolidated Financial Data

                    21 Management's Discussion & Analysis of Financial Condition and Results of Operations

                    28   Consolidated Balance Sheet

                    29   Consolidated Statement of Operations

                    30 Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

                    32   Consolidated Statement of Cash Flows

                    33   Notes to Financial Statements

                    47   Report of Independent Accountants

                    48   Corporate Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from Allaire's audited consolidated financial statements. These data should be read in conjunction with Allaire's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this document.

                                          May 5, 1995 to           Year Ended December 31,
                                           December 31, ----------------------------------------------
(In thousands, except per share data)         1995      1996         1997        1998         1999
                                             ------    -------    ---------    ---------    ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA
 Revenue:
        Software license fees .............. $   --    $ 2,358    $   7,133    $  17,966    $  45,555
        Services ...........................     --         --          655        3,396        9,608
                                             ------    -------    ---------    ---------    ---------
             Total revenue .................     --      2,358        7,788       21,362       55,163
                                             ------    -------    ---------    ---------    ---------
Cost of revenue:
        Software license fees ..............     --        234          973        1,937        2,525
        Services ...........................                --        1,452        4,057        7,480
                                             ------    -------    ---------    ---------    ---------
             Total cost of revenue .........     --        234        2,425        5,994       10,005
                                             ------    -------    ---------    ---------    ---------
Gross profit ...............................     --      2,124        5,363       15,368       45,158
                                             ------    -------    ---------    ---------    ---------
Operating expenses:
        Research and development ...........     65      1,109        4,984        8,027       12,873
        Sales and marketing ................     49      1,618        8,820       19,135       30,294
        General and administrative .........     74      1,437        3,410        4,946        7,148
        Stock-based compensation ...........     --         --           --          412          263
        Merger costs .......................     --         --           --           --        2,930
                                             ------    -------    ---------    ---------    ---------
             Total operating expenses ......    188      4,164       17,214       32,520       53,508
                                             ------    -------    ---------    ---------    ---------
Loss from operations .......................   (188)    (2,040)     (11,851)     (17,152)      (8,350)
Interest income, net .......................     --         13          315           13        2,811
                                             ------    -------    ---------    ---------    ---------
Net loss ..................................  $ (188)   $(2,027)   $ (11,536)   $ (17,139)   $  (5,539)
                                             ======    =======    =========    =========    =========

Basic and diluted net loss per share ....... $(0.04)   $ (0.58)   $   (2.67)   $   (2.39)   $   (0.24)
Shares used in computing basic and
        diluted net loss per share .........  4,400      3,513        4,316        7,175       22,771

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents .................. $   17    $   595    $   7,190    $   3,247    $ 106,624
Working capital (deficit) ..................   (231)       242        7,383       (9,691)      96,914
Total assets ...............................    119      2,160       17,094       12,708      133,540
Total long-term debt, net of current portion     --         50        1,251        1,193          547
Total redeemable convertible preferred stock     --      2,800       12,673       12,673           --
Total stockholders' equity (deficit) .......   (181)    (1,747)      (3,022)     (18,882)     101,924

All periods have been restated to reflect the mergers with Bright Tiger Technologies and Live Software, which were accounted for as poolings of interests. In addition, all share and per share data have been restated to reflect the two-for-one stock split in March 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes,""anticipates,""plans,""expects" and similar expressions are intended to identify forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors set forth below in "Certain Factors that may Affect Future Results," that may cause the actual results, performance and achievements of Allaire to differ materially from those indicated by the forward-looking statements.

OVERVIEW

Allaire develops, markets and supports Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Allaire derives a majority of its revenue from its three primary products, ColdFusion, JRun and HomeSite. In the fourth quarter of 1999, Allaire released versions 4.5 of its ColdFusion and HomeSite products, along with the introduction of a new packaged e-business application, Allaire Spectra. Allaire's revenue is derived principally from license fees for software products and, to a lesser extent, fees for a range of services complementing these products, primarily training, consulting and technical support. Software license fees include sales of licenses for the then-current version of our products, product upgrades and subscriptions. Subscriptions entitle the customer to all new releases for a specific product during the subscription period, generally 12 to 24 months.

Revenue from sales of licenses to use Allaire's software products and product upgrades is recognized upon delivery to customers, provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For agreements with specified upgrade rights, the revenue related to such upgrade rights is deferred until the specified upgrade is delivered. We provide most of our distributors with rights of return. An allowance for estimated future returns is recorded at the time revenue is recognized based on our historical experience. Revenue from subscription sales is recognized ratably over the term of the subscription period. Services revenue is recognized as services are rendered or ratably over the term of the service agreement.

Allaire generates its software license revenue through direct sales of licenses to end users and through its indirect distribution channel. Direct revenue is generated by Allaire's direct sales force and via its Web site. The indirect distribution channel includes distributors, direct and original equipment manufacturer resellers, system integrators and Allaire Alliance members. Revenue generated by the indirect distribution channel accounted for 28%, 44%, and 53% of total revenue for 1997, 1998 and 1999, respectively. Allaire anticipates that revenue derived from the indirect distribution channel will continue to represent a significant percentage of total revenue. Allaire primarily derives its international revenue through its indirect distribution channel. International revenue outside of North America accounted for 19%, 13% and 14% of total revenue for 1997, 1998 and 1999, respectively.

In April 1999, Allaire completed a merger with Bright Tiger Technologies by issuing 577,166 shares of its common stock for all of the issued and outstanding equity securities of Bright Tiger. Bright Tiger provides software designed to enhance the performance, availability and manageability of large-scale Internet sites and Web applications. Allaire had previously licensed technology from Bright Tiger that was incorporated in certain ColdFusion products. In June 1999, Allaire completed a merger with Live Software by issuing 1,056,752 shares of its common stock for all of the issued and outstanding equity securities of Live Software. Live Software develops, markets and supports server-side Java development and deployment technology. Live Software's principal product, JRun, is a leading server-side Java development and deployment engine. Allaire recorded merger related costs of $2.7 million in the quarter ended June 30, 1999 primarily related to professional fees, facility closings, severance packages and related costs associated with these acquisitions. Allaire accounted for these acquisitions as poolings of interests.

In December 1999, Allaire completed its merger with Valto Systems by issuing 450,000 shares of its common stock for all of the issued and outstanding equity securities of Valto Systems. Valto Systems develops and markets Enterprise JavaBeans (EJB) server technology. Allaire recorded merger related costs of $230,000 in the quarter ended December 31, 1999 primarily related to professional fees associated with this acquisition. Allaire accounted for this acquisition as a pooling of interests. Acquired net liabilities of approximately $37,000 have been recorded at historical amounts. Prior periods were not restated due to immateriality, and accordingly, results of operations have been included since the date of acquistion.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in Allaire's consolidated statement of operations.

YEAR ENDED DECEMBER 31,                     1997         1998        1999
                                           ------       -----       -----
Revenue:
        Software license fees .......        91.6%       84.1%       82.6%
        Services ....................         8.4        15.9        17.4
                                           ------       -----       -----
Total revenue .......................       100.0       100.0       100.0
                                           ------       -----       -----
Cost of revenue:
        Cost of software license fees        12.5         9.1         4.6
        Cost of services ............        18.6        19.0        13.5
                                           ------       -----       -----
Total cost of revenue ...............        31.1        28.1        18.1
                                           ------       -----       -----
Gross profit ........................        68.9        71.9        81.9
                                           ------       -----       -----
Operating expenses:
        Research and development ....        64.0        37.6        23.3
        Sales and marketing .........       113.2        89.6        54.9
        General and administrative ..        43.8        23.1        13.0
        Stock-based compensation ....         0.0         1.9         0.5
        Merger costs ................         0.0         0.0         5.3
                                           ------       -----       -----
Total operating expenses ............       221.0       152.2        97.0
                                           ------       -----       -----
Loss from operations ................      (152.1)      (80.3)      (15.1)
Interest income, net ................         4.0         0.1         5.1
                                           ------       -----       -----
Net loss ............................      (148.1)%     (80.2)%     (10.0)%
                                           ======       =====       =====

YEARS ENDED DECEMBER 31, 1998 AND 1999

REVENUE

Total revenue increased 158% from $21.4 million for 1998 to $55.2 million for 1999.

SOFTWARE LICENSE FEES Revenue from software license fees increased 154% from $18.0 million for 1998 to $45.6 million for 1999. The increase was primarily due to an increase in the number of licenses sold to use Allaire's ColdFusion and JRun products. Increases in product prices associated with the release of new versions of our products during the fourth quarter of 1998 also contributed to the growth in revenue.

SERVICES Revenue from services increased 183% from $3.4 million for 1998 to $9.6 million for 1999. The increase was primarily attributable to growth in training revenue resulting from an increase in Allaire's installed customer base.

COST OF REVENUE

COST OF SOFTWARE LICENSE FEES Cost of software license fees includes costs of product media duplication, manuals, packaging materials, licensed technology and fees paid to third party vendors and agents for order fulfillment. Cost of software license fees increased 30% from $1.9 million for 1998 to $2.5 million for 1999. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 89% for 1998 to 94% for 1999 was primarily attributable to economies of scale achieved with higher sales volume in 1999.

COST OF SERVICES Cost of services consists primarily of personnel costs. Cost of services increased 84% from $4.1 million for 1998 to $7.5 million for 1999. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. The improvement in services gross margins from (19)% for 1998 to 22% for 1999 was primarily attributable to the substantial growth in training revenue. Allaire anticipates that services gross margins will decrease in the near term as Allaire invests in additional resources to support Allaire Spectra, the Company's newly released packaged e-business application product.

Overall gross margins are primarily affected by the mix of products licensed, sales through direct versus indirect distribution channels, software license fees revenue versus services revenue, and international revenue versus domestic revenue. Allaire typically realizes higher gross margins on direct sales relative to indirect distribution channel sales and higher gross margins on software license fees relative to services revenue. As services revenue or revenue derived through indirect distribution channels increase as a percentage of total revenue, Allaire's gross margins may be adversely affected.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT Research and development expenses consist primarily of employee salaries, fees for outside consultants and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased 60% from $8.0 million for 1998 to $12.9 million for 1999. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs. Allaire anticipates that research and development expenses will continue to increase in absolute dollars.

SALES AND MARKETING Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities. Sales and marketing expenses increased 58% from $19.1 million for 1998 to $30.3 million for 1999. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and an increase in marketing programs, including promotions and advertising. Allaire anticipates that sales and marketing expenses will continue to increase in absolute dollars as it continues to expand its marketing programs and sales force to support its brand awareness, product launches, international expansion and increased focus on major account sales.

GENERAL AND ADMINISTRATIVE General and administrative expenses consist primarily of employee salaries and other personnel related costs for executive and financial personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased 45% from $4.9 million for 1998 to $7.1 million for 1999. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage Allaire's growth and facilities expansion. Allaire expects that its general and administrative expenses will increase in absolute dollars as it continues to expand its staffing to support expanding facilities and operations.

STOCK-BASED COMPENSATION The amount that the estimated fair market value of Allaire's common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. Allaire recognized $412,000 of stock-based compensation for 1998 compared to $263,000 of stock based compensation for 1999. The decrease was primarily attributable to the grant of a fully vested option with an exercise price substantially below fair market value during the quarter ended March 31, 1998.

MERGER COSTS The merger costs of $2.9 million for 1999 relate to the mergers with Bright Tiger, Live Software and Valto Systems. The costs include professional fees, facility closings, severance packages and related costs associated with these acquisitions.

INTEREST INCOME, NET

Interest income, net of interest expense, increased from $13,000 for 1998 to $2.8 million for 1999. The increase was due to interest income earned from the investment of the net cash proceeds from Allaire's initial public offering in January 1999 and follow-on public offering in September 1999.

PROVISION FOR INCOME TAXES

Allaire has incurred significant operating losses for all periods from inception through September 30, 1999. Allaire has recorded a valuation allowance for the full amount of its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

YEARS ENDED DECEMBER 31, 1997 AND 1998

REVENUE

Total revenue increased 174% from $7.8 million for 1997 to $21.4 million for 1998.

SOFTWARE LICENSE FEES Revenue from software license fees increased 152% from $7.1 million for 1997 to $18.0 million for 1998. The increase was primarily due to an increase in the number of licenses sold to use our software products including HomeSite, which we began selling in March 1997, and ColdFusion Studio, which was released in November 1997. The growth in unit sales was also attributable to the establishment of relationships with key domestic and international distribution partners during the second half of 1997. To a lesser degree, the increase in revenue from software license fees resulted from an increase in product price associated with the release of new versions of our products during the second half of 1997 and the fourth quarter of 1998.

SERVICES Revenue from services increased 418% from $655,000 for 1997 to $3.4 million for 1998. The increase was primarily attributable to growth in training revenue resulting from an increase in our installed customer base.

COST OF REVENUE

COST OF SOFTWARE LICENSE FEES Cost of software license fees increased 99% from $973,000 for 1997 to $1.9 million for 1998. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 86% for 1997 to 89% for 1998 was primarily attributable to economies of scale achieved with higher sales volume in 1998.

COST OF SERVICES Cost of services increased 179% from $1.5 million for 1997 to $4.1 million for 1998. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. The improvement in services gross margins from (122)% for 1997 to (19)% for 1998 was primarily attributable to the substantial growth in services revenue.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT Research and development expenses increased 61% from $5.0 million for 1997 to $8.0 million for 1998. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs.

SALES AND MARKETING Sales and marketing expenses increased 117% from $8.8 million for 1997 to $19.1 million for 1998. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and, to a lesser extent, an increase in marketing programs, including trade shows, seminars and product launch activities.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased 45% from $3.4 million for 1997 to $4.9 million for 1998. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. In addition, we incurred a charge of $400,000 in the fourth quarter of 1998 for costs relating to exiting a facilities lease.

STOCK-BASED COMPENSATION The amount that the estimated fair market value of our common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. We recognized zero and $412,000 of stock based compensation for 1997 and 1998, respectively.

INTEREST INCOME, NET

Interest income, net of interest expense, decreased from $315,000 for 1997 to $13,000 for 1998. The decrease was primarily due to an increase in interest expense attributable to our capital lease and notes payable obligations.

LIQUIDITY AND CAPITAL RESOURCES

In January 1999, Allaire sold 5,750,000 shares of its common stock through an initial public offering. Net proceeds from the offering were approximately $52.3 million after deducting the underwriting discount and other offering expenses. In September 1999, Allaire sold 2,000,000 shares of common stock and selling stockholders sold 2,800,000 shares of common stock through a follow-on public offering. Allaire's net proceeds from the offering were approximately $58.1 million after deducting the underwriting discount and other offering expenses. Proceeds from this transaction were received by Allaire in October 1999. Prior to these public offerings, Allaire had funded its operations primarily through net cash proceeds from private placements of preferred stock. At December 31, 1999, Allaire had cash, cash equivalents and short-term investments of $119.0 million, up from $3.7 million at December 31, 1998.

Cash provided by operating activities for 1999 was $8.3 million, primarily related to increases in accrued expenses and deferred revenue, offset by an increase in accounts receivable and a net loss of $5.5 million. Cash used for operating activities for 1998 was $9.2 million primarily related to a net loss of $17.1 million, partially offset by increases in accrued expenses and deferred revenue.

Cash used for investing activities for 1999 was $15.4 million, primarily relating to net purchases of short-term investments. Cash provided by investing activities for 1998 was $1.5 million, primarily relating to net sales of short-term investments, partially offset by net property and equipment purchases.

Cash provided by financing activities for 1999 was $110.5 million, primarily due to common stock issuances. Cash provided by financing activities for 1998 was $3.8 million, primarily due to the issuance of notes payable.

As of December 31, 1999, Allaire's primary commitments consisted of obligations related to operating leases, $1.0 million of notes payable under equipment lines and $159,000 of capital lease obligations.

In April 1999, Allaire completed a merger with Bright Tiger by issuing 577,166 shares of Allaire common stock for all of the issued and outstanding equity securities of Bright Tiger. In connection with the merger, Allaire assumed and paid off Bright Tiger debt obligations totaling approximately $2.6 million. In June 1999, Allaire completed a merger with Live Software by issuing 1,056,752 shares of Allaire common stock for all of the issued and outstanding equity securities of Live Software. In December 1999, Allaire completed a merger with Valto Systems by issuing 450,000 shares of Allaire common stock for all of the issued and outstanding equity securities of Valto Systems.

Allaire expects to experience significant growth in its operating expenses for the foreseeable future in order to execute its business plan, particularly research and development and sales and marketing expenses. As a result, Allaire anticipates that such operating expenses, as well as planned capital expenditures, will constitute a material use of its cash resources. In addition, Allaire may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. Allaire believes that its current cash and cash equivalents and short-term investments will be sufficient to meet its anticipated cash requirements for working capital and capital expenditures for the foreseeable future.

YEAR 2000 COMPLIANCE

To date, Allaire has not incurred significant incremental costs in order to comply with Year 2000 requirements and does not believe it will incur significant incremental costs in the foreseeable future. However, there can be no assurance that Year 2000 errors or defects will not be discovered in Allaire's internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not have a material adverse effect on Allaire's business, operating results and financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Allaire does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

ALLAIRE HAS SUBSTANTIAL NET LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE. Allaire's limited operating history and the undeveloped nature of the market for Web development products make predicting future revenue and operating results difficult. Allaire has experienced substantial net losses in each fiscal year since its inception and, as of December 31, 1999, had an accumulated deficit of $36.7 million. These net losses and accumulated deficit resulted primarily from the significant costs incurred in the development of Allaire's products and in the preliminary establishment of its infrastructure. Although we recorded a small profit for the quarter ended December 31, 1999, we cannot be certain that we will continue to be profitable.

DISAPPOINTING QUARTERLY REVENUE AND OPERATING RESULTS COULD CAUSE THE PRICE OF ALLAIRE'S COMMON STOCK TO FALL. Allaire's quarterly revenue may fluctuate for several reasons, including:

     ~ The market for web application server and packaged e-business applications is in an early stage of development and it is therefore difficult to accurately predict customer demand; and

     ~ The sales cycle for Allaire's products and services varies substantially from customer to customer and, if Allaire's average sales price continues to increase as expected, we expect the sales cycle to lengthen. As a result, Allaire may have difficulty determining whether and when we will receive license revenue from a particular customer.

In addition, most of Allaire's expenses, such as employee compensation and rent, are relatively fixed. Allaire's expense levels are based, in part, on its expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to Allaire's expectations could cause significant changes in its operating results from quarter to quarter and could result in quarterly losses. If our quarterly operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially.

ALLAIRE OPERATES IN HIGHLY COMPETITIVE MARKETS AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY. The web application server and packaged e-business applications market is intensely competitive and rapidly changing. Many of Allaire's current and potential competitors have longer operating histories and substantially greater financial, technical, marketing, distribution and other resources than Allaire does and therefore may be able to respond more quickly than Allaire can to new or changing opportunities, technologies, standards or customer requirements. In the portion of the market with the highest product prices, Allaire competes with large web and database platform companies that offer a variety of software products. Allaire also competes with a number of medium-sized and start-up companies that have introduced or that are developing web application servers and packaged e-business applications. In the middle range of the market where product prices are significantly lower, Allaire competes primarily against Microsoft. Allaire expects that additional competitors will enter the market with competing products as the size and visibility of the market opportunity increases. Increased competition could result in pricing pressures, reduced margins or the failure of Allaire's products to achieve or maintain market acceptance.

If, in the future, a competitor chooses to bundle a competing web application server or packaged e-business application with other products, the demand for Allaire's products might be substantially reduced. In addition, new technologies will likely increase the competitive pressures that Allaire faces. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect Allaire's competitive position. As a result of these and other factors, Allaire may not be able to compete effectively with current or future competitors, which would have a material adverse effect on its business, operating results and financial condition.

FUTURE SUCCESS WILL DEPEND ON ALLAIRE'S ABILITY TO MARKET AND SELL ALLAIRE SPECTRA SUCCESSFULLY. Allaire expects that its future financial performance will depend in part on sales of Allaire Spectra. Allaire announced the release of the beta test version of Allaire Spectra on July 21, 1999 and began commercial shipments in December 1999. Market acceptance of Allaire Spectra will depend on the market for packaged e-business applications and customer demand for the specific functionality of Allaire Spectra. If Allaire Spectra does not meet customer needs or expectations, for whatever reason, Allaire's reputation could be damaged, or it could be required to upgrade or enhance the product, which could be costly and time consuming.

ALLAIRE'S FAILURE TO EXPAND ITS SALES FORCE AND DISTRIBUTION CHANNELS WOULD ADVERSELY AFFECT ITS REVENUE GROWTH AND FINANCIAL CONDITION. To increase its revenue, Allaire must increase the size of its sales force and the number of its indirect channel partners, including original equipment manufacturers, value-added resellers and systems integrators. A failure to do so could have a material adverse effect on Allaire's business, operating results and financial condition. There is intense competition for sales personnel in Allaire's business, and there can be no assurance that Allaire will be successful in attracting, integrating, motivating and retaining new sales personnel. Allaire's existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, Allaire will need to resolve potential conflicts among its sales force and channel partners.

ALLAIRE DEPENDS ON A SMALL NUMBER OF DISTRIBUTORS FOR A SIGNIFICANT PORTION OF ITS REVENUE. Allaire derives a substantial portion of its revenue from a small number of distributors. For the year ended December 31, 1999, revenue from the indirect distribution channel accounted for 53% of Allaire's total revenue, and one distributor, Ingram Micro, accounted for 37% of total revenue. For the year ended December 31, 1998, revenue from Allaire's indirect distribution channel accounted for 44% of total revenue and Ingram Micro accounted for 28% of total revenue. The loss of, or a reduction in orders from, Ingram Micro or any other significant distributor could have a material adverse effect on Allaire's business, operating results and financial condition.

ALLAIRE MAY EXPERIENCE LOST OR DELAYED SALES AS ITS SALES CYCLE LENGTHENS. A longer sales cycle reduces Allaire's ability to forecast revenue levels and may result in lost sales. Any delay or loss in sales of Allaire's products could have a material adverse effect on its business, operating results and financial condition, and could cause operating results to vary significantly from quarter to quarter. As Allaire increases its sales and marketing focus on larger sales to businesses and other large organizations, it expects that increased executive-level involvement of information technology officers and other senior managers of its customers will be required. Potential large sales may be delayed, or lost altogether, because Allaire will have to provide a more comprehensive education to prospective customers regarding the use and benefits of its products. Allaire's customers' purchase decisions may be subject to delays over which Allaire may have little or no control.

IF ALLAIRE IS UNABLE TO CONTINUE LICENSING TECHNOLOGY FOR ITS PRODUCTS FROM THIRD PARTIES, ITS PRODUCT DEVELOPMENT EFFORTS COULD BE DELAYED. Allaire licenses technology that is incorporated into its products from third parties. The loss of access to this technology could result in delays in Allaire's development and introduction of new products or enhancements until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. These delays could have a material adverse effect on its business, operating results and financial condition. In light of the rapidly evolving nature of web technology and Allaire's strategy to pursue industry partnerships, Allaire believes that it will increasingly need to rely on technology from third party vendors, such as Microsoft, which may also be competitors. There can be no assurance that technology from others will continue to be available to Allaire on commercially reasonable terms, if at all.

ALLAIRE'S FAILURE TO PROPERLY MANAGE ITS GROWTH COULD STRAIN ITS RESOURCES AND ADVERSELY AFFECT ITS BUSINESS. Allaire's failure to manage its rapid growth could have a material adverse effect on the quality of its products, its ability to retain key personnel and its business, operating results and financial condition. Allaire's revenue increased 158% for the year ended December 31, 1999 from the same period in 1998. The number of Allaire's employees increased from 93 at January 1, 1998 to 270 at January 1, 2000. To manage future growth effectively Allaire must maintain and enhance its financial and accounting systems and controls, integrate new personnel and manage expanded operations.

ALLAIRE'S BUSINESS COULD BE ADVERSELY AFFECTED IF ITS PRODUCTS FAIL TO PERFORM PROPERLY. Software products as complex as Allaire's may contain undetected errors or "bugs," which result in product failures or security breaches or otherwise fail to perform in accordance with customer expectations. Errors in certain of Allaire's products have been detected after the release of the product. The occurrence of errors could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to Allaire's reputation, or damage to its efforts to build brand awareness, any of which could have a material adverse effect on its business, operating results and financial condition. In addition, any failure in a customer's web application developed and deployed with Allaire's products could result in a claim for substantial damages against Allaire, regardless of Allaire's responsibility for the failure. Although Allaire maintains general liability insurance, including coverage for errors and omissions, there can be no assurance that its existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 1999, Allaire was exposed to market risks which primarily include changes in U.S. interest rates. Allaire maintains a significant portion of its cash and cash equivalents and short-term investments in financial instruments with purchased maturities of 12 months or less. We do not hold derivative financial instruments or equity securities in our investment portfolio. Our cash equivalents and short-term investments consist of high-quality corporate and government debt. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate increase in interest rates would not have a material effect on Allaire's financial condition or results of operations.

CONSOLIDATED BALANCE SHEET

                                                                                                                December 31,
(In thousands, except share and per share data)                                                             1998          1999
                                                                                                          --------      ---------
ASSETS
Current assets:

     Cash and cash equivalents .........................................................................  $  3,247      $ 106,624
     Short-term investments ............................................................................       496         12,405
     Accounts receivable, net of allowance for doubtful accounts and sales returns
          of $502 and  $701 at December 31, 1998  and 1999, respectively ...............................     3,196          7,926
     Prepaid expenses and other current assets .........................................................     1,094          1,028
                                                                                                          --------      ---------
               Total current assets ....................................................................     8,033        127,983
     Property and equipment, net .......................................................................     4,300          4,948
     Other assets, net .................................................................................       375            609
                                                                                                          --------      ---------
Total assets ...........................................................................................  $ 12,708      $ 133,540
                                                                                                          ========      =========

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

     Current portion of capital lease obligations ......................................................  $    340      $     159
     Promissory notes ..................................................................................     1,500             --
     Current portion of notes payable ..................................................................     1,564            488
     Accounts payable ..................................................................................     3,326          3,358
     Accrued expenses ..................................................................................     3,963          8,536
     Accrued employee compensation and benefits ........................................................     2,238          6,591
     Deferred revenue ..................................................................................     4,793         11,937
                                                                                                          --------      ---------
               Total current liabilities ...............................................................    17,724         31,069
Capital lease obligations ..............................................................................       159             --
Notes payable ..........................................................................................     1,034            547
                                                                                                          --------      ---------
               Total liabilities .......................................................................    18,917         31,616
                                                                                                          --------      ---------

Commitments and contingencies (Note 14)

Redeemable convertible preferred stock:
     Series B, $.01 par value;
          Authorized:  514,306 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding:  514,306 shares at December 31, 1998, none at December 31, 1999 ......     2,325             --
     Series C, $.01 par value;
          Authorized: 169,200 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 169,200 shares at December 31, 1998, none at December 31, 1999 .......     1,000             --
     Series D, $.01 par value;
          Authorized: 2,500,000 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 2,336,909 shares at December 31, 1998, none at December 31, 1999 .....     9,348             --
                                                                                                          --------      ---------
Total redeemable convertible preferred stock ...........................................................    12,673             --
                                                                                                          --------      ---------

Stockholders' equity (deficit):
     Preferred stock, $.01 par value; Authorized: none at December 31, 1998, 5,000,000 shares at December 31, 1999
     Series A convertible preferred stock, $.01 par value;
          Authorized: 200,000 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 88,463 at December 31, 1998, none at December 31, 1999 ...............       751             --
     Common stock, $.01 par value;
          Authorized: 35,000,000 shares at December 31, 1998 and December 31, 1999
          Issued and outstanding: 9,718,768 shares issued and 9,711,934 outstanding at
               December 31, 1998; 26,849,532 issued and 26,816,312 outstanding at December 31, 1999 ....        97            268
     Additional paid-in capital ........................................................................    12,316        139,050
     Accumulated deficit ...............................................................................   (31,170)       (36,746)
     Deferred compensation .............................................................................      (850)          (638)
     Stock subscriptions receivable ....................................................................       (26)           (10)
                                                                                                          --------      ---------
Total stockholders' equity (deficit) ...................................................................   (18,882)       101,924
                                                                                                          --------      ---------
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit) ...........  $ 12,708      $ 133,540
                                                                                                          ========      =========

                     See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                           Year ended December 31,
(In thousands, except per share data)                                  1997          1998         1999
                                                                    ---------     ---------     ---------
Revenue:
        Software license fees ....................................  $   7,133     $  17,966     $  45,555
        Services .................................................        655         3,396         9,608
                                                                    ---------     ---------     ---------
             Total revenue .......................................      7,788        21,362        55,163
                                                                    ---------     ---------     ---------
Cost of revenue:
        Software license fees ....................................        973         1,937         2,525
        Services .................................................      1,452         4,057         7,480
                                                                    ---------     ---------     ---------
             Total cost of revenue ...............................      2,425         5,994        10,005
                                                                    ---------     ---------     ---------
Gross profit .....................................................      5,363        15,368        45,158
                                                                    ---------     ---------     ---------
Operating expenses:
        Research and development .................................      4,984         8,027        12,873
        Sales and marketing ......................................      8,820        19,135        30,294
        General and administrative ...............................      3,410         4,946         7,148
        Stock-based compensation .................................         --           412           263
        Merger costs .............................................         --            --         2,930
                                                                    ---------     ---------     ---------
             Total operating expenses ............................     17,214        32,520        53,508
                                                                    ---------     ---------     ---------
Loss from operations .............................................    (11,851)      (17,152)       (8,350)

Interest income, net .............................................        315            13         2,811
                                                                    ---------     ---------     ---------
Net loss .........................................................  $ (11,536)    $ (17,139)    $  (5,539)
                                                                    =========     =========     =========
Basic and diluted net loss per share .............................  $   (2.67)    $   (2.39)    $   (0.24)

Shares used in computing basic and diluted net loss per share ....      4,316         7,175        22,771

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                            Redeemable       |
                                                            Convertible      |     Convertible
                                                          Preferred Stock    |   Preferred Stock        Common Stock  Additional
                                                      ---------------------- | -------------------  ------------------ Paid-In
(In thousands, except share data)                       Shares       Amount  |  Shares     Amount     Shares Par Value Capital
---------------------------------                       ------       ------  |  ------     ------     ------ --------- -------
                                                                             |
Balance, December 31, 1996 .........................    593,449   $   2,800  |  43,557    $  177    6,091,140   $ 61   $    342
Stock issued by pooled companies, net ..............                         |                      1,270,730     13     10,208
Issuance of Series A convertible preferred                                   |
     stock in acquisition of Bradbury                                        |
     Software L.L.C. ...............................                         |  13,000        78
Issuance of Series C redeemable convertible                                  |
     preferred stock ...............................     84,600         500  |
Issuance of Series B redeemable convertible                                  |
     preferred stock ...............................      5,457          25  |
Issuance of Series D redeemable convertible                                  |
     preferred stock,net of issuance costs                                   |
     of $42 ........................................  2,272,719       9,091  |
Issuance of Series D redeemable convertible                                  |
     preferred stock upon conversion of notes                                |
     payable and accrued interest ..................     64,190         257  |
Repayment of stock subscription receivable .........                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1997 .........................  3,020,415      12,673  |  56,557       255    7,361,870     74     10,550
Stock issued by pooled companies, net ..............                         |                         64,726      1        (13)
Issuance of Series A convertible preferred                                   |
     stock, net of issuance costs of $9 ............                         |  31,906       496
Exercise of employee stock options .................                         |                      2,292,172     22        519
Repurchase of common stock held in treasury ........                         |                                               (2)
Deferred compensation relating to grants of                                  |
     stock options .................................                         |                                              997
Compensation relating to grants of stock                                     |
     options .......................................                         |                                              265
Dividend paid to shareholder .......................                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1998 .........................  3,020,415      12,673  |  88,463       751    9,718,768     97     12,316
Pooling of interests with Valto (Note 4) ...........                         |                        450,000      4         (4)
Stock issued by pooled companies ...................                         |                        212,322      2      1,969
Conversion of redeemable convertible preferred                               |
     stock and convertible preferred stock to                                |
     common stock .................................. (3,020,415)    (12,673) | (88,463)     (751)   7,697,882     77     13,347
Issuance of common stock in initial public                                   |
     offering, net of issuance costs of $5,200 .....                         |                      5,750,000     58     52,271
Issuance of common stock in follow-on public                                 |
     offering, net of issuance costs of $3,910 .....                         |                      2,000,000     20     58,070
Exercise of employee stock options .................                         |                      1,020,560     10      1,042
Repurchase of common stock held in treasury ........                         |                                              (12)
Deferred compensation relating to grants of                                  |
     stock options .................................                         |                                              125
Compensation relating to grants of stock options ...                         |                                              (74)
Repayment of stock subscription receivable .........                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1999 .........................          -   $       -  |       -    $    -    26,849,532  $268   $139,050
                                                      =========   =========  |  ======    ======    ==========  ====   ========


          See Accompanying Notes to Consolidated Financial Statements



                                                                               Stock         Total
                                                        Deferred Accumulated Subscriptions Stockholders'
(In thousands, except share data)                     Compensation  Deficit Receiveable Equity (Deficit)
---------------------------------                     ------------  ------- ----------- ----------------
Balance, December 31, 1996 .........................    $   --    $  (2,307)   $ (20)   $  (1,747)
Stock issued by pooled companies, net ..............                                       10,221
Issuance of Series A convertible preferred
     stock in acquisition of Bradbury
     Software L.L.C. ...............................                                           78
Issuance of Series C redeemable convertible
     preferred stock ...............................
Issuance of Series B redeemable convertible
     preferred stock ...............................
Issuance of Series D redeemable convertible
     preferred stock,net of issuance costs
     of $42 ........................................                    (42)                  (42)
Issuance of Series D redeemable convertible
     preferred stock upon conversion of notes
     payable and accrued interest ..................
Repayment of stock subscription receivable .........                               4            4
Net loss ...........................................                (11,536)              (11,536)
                                                        ----      ---------    -----    ---------
Balance, December 31, 1997 .........................      --        (13,885)      (16)     (3,022)
Stock issued by pooled companies, net ..............                              (10)        (22)
Issuance of Series A convertible preferred
     stock, net of issuance costs of $9 ............                                          496
Exercise of employee stock options .................                                          541
Repurchase of common stock held in treasury ........                                           (2)
Deferred compensation relating to grants of
     stock options .................................    (997)                                  --
Compensation relating to grants of stock
     options .......................................     147                                  412
Dividend paid to shareholder .......................                   (146)                 (146)
Net loss ...........................................                (17,139)              (17,139)
                                                        ----      ---------    -----    ---------
Balance, December 31, 1998 .........................    (850)       (31,170)     (26)     (18,882)
Pooling of interests with Valto (Note 4) ...........                    (37)                  (37)
Stock issued by pooled companies ...................                                        1,971
Conversion of redeemable convertible preferred
     stock and convertible preferred stock to
     common stock ..................................                                       12,673
Issuance of common stock in initial public
     offering, net of issuance costs of $5,200 .....                                       52,329
Issuance of common stock in follow-on public
     offering, net of issuance costs of $3,910 .....                                       58,090
Exercise of employee stock options .................                                        1,052
Repurchase of common stock held in treasury ........                                          (12)
Deferred compensation relating to grants of
     stock options .................................    (125)                                  --
Compensation relating to grants of stock options ...     337                                  263
Repayment of stock subscription receivable .........                              16           16
Net loss ...........................................                 (5,539)               (5,539)
                                                       -----      ---------    -----    ---------
Balance, December 31, 1999 .........................   $(638)     $ (36,746)   $ (10)   $ 101,924
                                                       =====      =========    =====    =========

          See Accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                    YEAR ENDED DECEMBER 31,
(In thousands, except share data)                                                              1997          1998         1999
                                                                                             ---------    ---------    ----------
Cash flows from operating activities:
    Net loss                                                                                 $(11,536)    $(17,139)    $  (5,539)
    Adjustments to reconcile net loss to net cash provided by (used for)
      operating activities:
          Depreciation and amortization                                                           875        1,801         3,105
          Interest converted into shares of preferred stock                                         5           --            --
          Compensation expense relating to issuance of equity instruments                          --          412           263
          Changes in assets and liabilities:
               Accounts receivable                                                               (815)      (1,764)       (4,730)
               Prepaid expenses and other current assets                                         (149)        (858)           66
               Other assets                                                                       (68)        (237)         (465)
               Accounts payable                                                                 1,310        1,514            32
               Accrued expenses                                                                 2,233        3,571         8,411
               Deferred revenue                                                                 1,204        3,481         7,111
                                                                                             --------     --------     ---------
                    Total adjustments                                                           4,595        7,920        13,793
                                                                                             --------     --------     ---------
          Net cash provided by (used for) operating activities                                 (6,941)      (9,219)        8,254
                                                                                             --------     --------     ---------
Cash flows from investing activities:
    Purchases of short-term investments                                                        (8,817)      (6,283)      (80,422)
    Proceeds from sales of short-term investments                                               4,100       10,504        68,513
    Purchases of property and equipment                                                        (2,502)      (2,720)       (3,511)
    Payment for acquisition of Bradbury Software L.L.C                                           (252)          --            --
                                                                                             --------     --------     ---------
          Net cash provided by (used for) investing activities                                 (7,471)       1,501       (15,420)
                                                                                             --------     --------     ---------
Cash flows from financing activities:
    Proceeds from sale leaseback transaction                                                      421           --            --
    Proceeds from issuance of promissory notes                                                     --        1,500            --
    Principal payments on promissory notes                                                         --           --        (1,500)
    Principal payments on capital lease obligations                                              (165)        (315)         (340)
    Proceeds from issuance of convertible notes payable                                           252           --            --
    Proceeds from issuance of notes payable                                                       808        1,891            --
    Principal payments on notes payable                                                           (33)        (168)       (1,563)
    Proceeds from sale of common stock                                                         10,146          519       113,942
    Proceeds from sale of redeemable convertible preferred stock, net of issuance costs         9,574           --            --
    Proceeds from sale of convertible preferred stock, net of issuance costs                       --          496            --
    Payments to acquire treasury stock                                                             --           (2)          (12)
    Payment received on stock subscription receivable                                               4           --            16
    Payment of dividend to shareholders                                                            --         (146)           --
                                                                                             --------     --------     ---------
           Net cash provided by financing activities                                           21,007        3,775       110,543
                                                                                             --------     --------     ---------
Net increase (decrease) in cash and cash equivalents                                            6,595       (3,943)      103,377
Cash and cash equivalents, beginning of year                                                      595        7,190         3,247
                                                                                             --------     --------     ---------
Cash and cash equivalents, end of year                                                       $  7,190     $  3,247     $ 106,624
                                                                                             ========     ========     =========
Supplemental disclosure of cash flow information:
    Cash paid for interest                                                                   $     75     $    258     $     325
Supplemental disclosure of non-cash investing and financing activities:
    Series A convertible preferred stock issued in acquisition of Bradbury Software L.L.C    $     78     $     --     $      --
    Conversion of note payable and related accrued interest of $5 into
      64,190 shares of Series D redeemable convertible preferred stock                       $    252     $     --     $      --
    Capital lease obligations                                                                $    979     $     --     $      --
    Common stock issued for property and equipment                                           $     75     $     --     $      --
    Conversion of redeemable convertible preferred stock to common stock                     $     --     $     --     $  12,673
    Conversion of Series A into common stock                                                 $     --     $     --     $     751
    Common stock issued in acquisition of Valto                                              $     --     $     --     $       2

                     See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1: NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Allaire Corporation develops, markets and supports Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Allaire's products interoperate with emerging Web application technologies as well as key enterprise information systems technologies, and include features and tools that increase the productivity of Web developers.

Allaire was incorporated in the state of Minnesota in February 1996 as the surviving entity of a reorganization of Allaire, L.L.C., a Minnesota limited liability company originally formed in May 1995. At the time of the reorganization, the members of Allaire, L.L.C. exchanged their existing ownership interests for a proportionate number of shares of Allaire's common stock and substantially all assets and liabilities of Allaire, L.L.C. were transferred to Allaire at historical cost. In April 1997, Allaire was reorganized as a Delaware corporation.

The consolidated financial statements include the accounts of Allaire and its subsidiaries. All significant intercompany transactions have been eliminated. Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 method of presentation.

As described in Note 4, during 1999 Allaire completed three acquisitions, all of which were accounted for as poolings of interests. Accordingly, the accompa nying financial statements and notes have been restated for all periods presented to include the two material poolings of interests acquisitions.

Allaire operates in one industry segment and is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on principal products and third party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, reliance on a limited number of distributors, international expansion, lengthening sales cycle and limited operating history.

2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS Allaire considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Allaire invests its excess cash, cash equivalents and short term investments in money market funds, commercial paper and U.S. Treasury securities which are subject to minimal credit and market risk. Allaire's cash equivalents and short term investments are classified as available-for-sale and recorded at amortized cost which approximates fair value. Gross unrealized and realized gains or loss on sales of securities as of December 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 were not significant.

REVENUE RECOGNITION Allaire recognizes revenue from software license fees upon delivery to customers provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For arrangements that include specified upgrade rights, the fair value of such upgrade right is deferred until the specified upgrade is delivered. Allaire provides most of its distributors with certain rights of return. An allowance for estimated future returns is recorded at the time revenue is recognized based on Allaire's return policies and historical experience. Allaire offers subscriptions that entitle customers to all new releases for a specific product during the term of the subscription agreement. Revenue from subscription sales is recognized ratably over the term of the subscription agreement. Training and consulting services revenue is recognized as services are rendered, and revenue under support agreements is recognized ratably over the term of the support agreement. Revenue from long-term consulting and service contracts are recognized over the term of the contract using the percentage of completion method of accounting, based upon the proportion of costs incurred to total estimated costs at completion.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of Allaire's financial instruments, which include cash equivalents, short term investments, accounts receivable, accounts payable, accrued expenses, and notes payable, approximate their fair values at December 31, 1999.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS Financial instruments which potentially expose Allaire to concentrations of credit risk consist primarily of trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. One customer accounted for 43% and 37% of gross accounts receivable at December 31, 1998 and 1999, respectively. In addition, this same customer accounted for 28% and 37% of total revenue for the years ended December 31, 1998 and 1999, respectively. No single customer accounted for 10% of total revenue for the year ended December 31, 1997. Allaire maintains reserves for potential credit losses and such losses, in the aggregate, historically have not exceeded existing reserves.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS Costs incurred in the research and development of Allaire's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed") and capitalized thereafter when material to Allaire's financial position or results of operations. Allaire has capitalized no software development costs since costs eligible for capitalization under SFAS No. 86 have been insignificant.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three to five years, using the straight-line method. Equipment held under capital leases are stated at the lower of fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease and are amortized on a straight-line basis over the shorter of the life of the related asset or the lease term. Repair and maintenance costs are expensed as incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION Allaire accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Allaire's common stock at the date of grant. Allaire has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note 10). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

INCOME TAXES Prior to its reorganization as a C Corporation in February 1996 (Note 1), Allaire was treated as a partnership for federal and state income tax purposes. Accordingly, no provision for corporate income taxes was recorded during this period and all losses were passed through to Allaire's members. At the time of its reorganization, Allaire adopted the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes."

ADVERTISING EXPENSE Allaire recognizes advertising expense as incurred. Advertising expense was $842,000, $1,021,000 and $4,052,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET LOSS PER SHARE Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of shares of common stock outstanding, excluding shares of common stock subject to repurchase. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options and warrants and outstanding shares of common stock subject to repurchase are anti-dilutive for all periods presented. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common stock, as if the shares had converted immediately upon their issuance. Unaudited pro forma basic and diluted net loss per share for the years ended December 31, 1998 and 1999 was $(1.10) and $(0.24), respectively. Shares used in computing unaudited pro forma basic and diluted net loss per share for the years ended December 31, 1998 and 1999 were 15,577,000 and 23,234,000, respectively.

COMPREHENSIVE INCOME Allaire adopted SFAS No. 130 in 1998. SFAS No. 130 requires that a full set of general purpose financial statements be expanded to include the reporting of "comprehensive income". Comprehensive income is comprised of two components, net income and other comprehensive income. During the years ended December 31, 1997, 1998, and 1999, Allaire had no items qualifying as other comprehensive income; accordingly, the adoption of SFAS No. 130 had no impact on Allaire's financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Allaire does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

3. PUBLIC OFFERINGS

In January 1999, Allaire sold 5,750,000 shares of its common stock through an initial public offering. Net proceeds from the offering were approximately $52.3 million after deducting the underwriting discount and other offering expenses. At the time of the initial public offering, all of Allaire's outstanding preferred stock automatically converted into 7,697,882 shares of common stock.

In September 1999, Allaire sold 2,000,000 shares of common stock and selling stockholders sold 2,800,000 shares of common stock through a follow-on public offering. The Company's net proceeds from the offering were approximately $58.1 million after deducting the underwriting discount and other offering expenses. Proceeds from the transaction were received by Allaire in October 1999.

4. ACQUISITIONS

ACQUISITION OF BRADBURY SOFTWARE L.L.C. In March 1997, Allaire acquired the business and substantially all of the assets of Bradbury Software L.L.C. ("Bradbury"), including all rights to Bradbury's HomeSite software product, in exchange for $252,000 in cash and 13,000 shares of Allaire's Series A convertible preferred stock valued at $78,000. The Bradbury acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated based upon the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired totaled $315,000. This amount has been included in other assets and is being amortized using the straight-line method over a three-year period. Amortization expense relating to this excess purchase price totaled $88,000, $105,000 and $105,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The operating results of Bradbury have been included in the financial statements since the date of the acquisition. Pro forma presentations have not been included, as the acquisition was not material to the results of operations of Allaire.

The former owner of Bradbury was entitled to additional cash payments of up to $165,000, depending on the length of time he remains employed by Allaire. During the years ended December 31, 1997 and 1998, a total of $82,000 and $83,000, respectively, was earned and recorded as compensation expense under this arrangement.

In order to finance the Bradbury acquisition, Allaire issued 10%
convertible notes payable totaling $252,000 and warrants to purchase 12,600 shares of Allaire's common stock at a price of $2.00 per share to two stockholders (Note 9). All principal and accrued interest of $5,000 on these notes was converted into 64,190 shares of Series D preferred stock in May 1997.

ACQUISITIONS OF BRIGHT TIGER AND LIVE SOFTWARE On April 12, 1999, Allaire completed its acquisition of Bright Tiger Technologies, Inc. ("Bright Tiger"), a Massachusetts company that develops and markets Web site resource management software. In connection with the transaction, Allaire issued 577,166 shares of its common stock for all of the issued and outstanding shares of Bright Tiger. On June 25, 1999, Allaire completed its acquisition of Live Software, Inc. ("Live Software"), a California company that develops, markets and supports server-side Java development and deployment technology. In connection with the transaction, Allaire issued 1,056,752 shares of its common stock for all the issued and outstanding shares of Live Software. These mergers were accounted for as poolings of interests. Accordingly, Allaire's consolidated financial statements have been restated to include the accounts and operations of Bright Tiger and Live Software for all periods presented.

Revenues and net income of the combined entities for the three-month period prior to these mergers are presented in the following table. Prior to these mergers during the quarter ended March 31, 1999, the companies had intercompany sales of $40,000. The intercompany sales have been eliminated and certain amounts in the merged companies' financial statements were reclassified to conform to Allaire's presentations.

Pro Forma Results

Three Months Ended  March 31,                                         1999
                                                                   -----------
Revenue:                                                           (unaudited)

    Allaire                                                        $ 7,836,000
    Bright Tiger                                                       168,000
    Live Software                                                      693,000
                                                                   -----------
    Combined                                                       $ 8,697,000
                                                                   ===========
Net Income (Loss):
    Allaire                                                        $(1,684,000)
    Bright Tiger                                                    (1,199,000)
    Live Software                                                      267,000
                                                                   -----------
    Combined                                                       $(2,616,000)
                                                                   ===========

The following table represents a reconciliation of net revenues and net loss previously reported by the combining companies to those presented in the accompanying consolidated financial statements. Prior to the merger, during 1998, the companies had intercompany sales of $140,000. The intercompany sales have been eliminated.

Years ended December 31,                           1997               1998
                                               ------------       ------------
Revenue:
    Allaire                                    $  7,650,000       $ 20,512,000
    Bright Tiger                                     18,000            352,000
    Live Software                                   120,000            498,000
                                               ------------       ------------
    Combined                                   $  7,788,000       $ 21,362,000
                                               ============       ============
Net Income (Loss):
    Allaire                                    $ (7,425,000)      $(10,770,000)
    Bright Tiger                                 (4,123,000)        (6,342,000)
    Live Software                                    12,000            (27,000)
                                               ------------       ------------
    Combined                                   $(11,536,000)      $(17,139,000)
                                               ============       ============

ACQUISITION OF VALTO SYSTEMS On December 23, 1999, Allaire completed its acquisition of Valto Systems, a Massachusetts company that develops and markets Enterprise JavaBeans (EJB) server technology. In connection with the transaction, Allaire issued 450,000 shares of its common stock for all the issued and outstanding shares of Valto Systems. This merger was accounted as a pooling of interests. Acquired net liabilities of approximately $37,000 have been recorded at historical amounts. Prior periods were not restated due to immateriality, and accordingly, results of operations have been included since the date of acquisition.

5. INVESTMENT IN ALIVE.COM, INC.

In July 1998, Allaire entered into an agreement under which it contributed certain non-core technology and agreed to provide certain services to Alive.com, Inc. ("Alive.com" formerly known as Yesler Software, Inc.) in exchange for 907,591 shares of Alive.com's voting common stock, representing approximately 34% of the outstanding capital stock of Alive.com at that time. Subsequently, Allaire transferred 76,903 shares of Alive.com common stock to three of its employees. The value of the shares transferred was not material at the date transferred. Of the shares acquired, an aggregate of 605,060 shares are subject to repurchase at a price of $0.10 per share under certain circumstances. The number of shares subject to this repurchase right will be reduced quarterly over a three-year period. Allaire has no obligation to fund the future operations of Alive.com. In December 1999, Alive.com merged with Loudeye Tecnologies, Inc. At the time of the merger, Allaire owned approximately 16% of the outstanding capital stock of Alive.com. Allaire will account for its investment in Loudeye Tecnologies, Inc. under the cost method.

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,                                       1998                1999
                                                -----------        -----------
Furniture and fixtures                          $ 1,194,000        $ 1,690,000
Furniture and fixtures under capital lease           78,000             78,000
Equipment                                         3,382,000          5,491,000
Equipment under capital lease                       843,000            843,000
Software                                            599,000            799,000
Leasehold improvements                              401,000            840,000
Construction in progress                                 --            214,000
                                                -----------        -----------
                                                  6,497,000          9,955,000
Less: Accumulated depreciation and amortization  (2,197,000)        (5,007,000)
                                                -----------        -----------
                                                $ 4,300,000        $ 4,948,000
                                                ===========        ===========

Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $582,000, $1,607,000 and $2,874,000, respectively.

CAPITAL LEASE During 1997, Allaire sold and immediately leased back certain equipment under the Capital Lease Line. The loss on this sale leaseback transaction was recorded in 1997 and was not material to Allaire's results of operations. Amortization of property and equipment under capital leases totaled $181,000, $297,000, and $307,000 for the years ended December 31, 1997, 1998 and
1999, respectively. Accumulated amortization on property and equipment under capital lease totaled $478,000 at December 31, 1998 and $785,000 at December 31, 1999. Interest expense relating to capital lease obligations totaled $38,000, $51,000 and $26,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. LINES OF CREDIT

WORKING CAPITAL LINE At December 31, 1999, Allaire was party to a line of credit agreement which provided for borrowings of up to $12,500,000 for working capital purposes and for the issuance of letters of credit. Amounts available under the line were determined based upon eligible accounts receivable. All borrowings and letters of credit were collateralized by substantially all of Allaire's assets and all borrowings bore interest at the bank's prime rate (8.50% as of December 31, 1999). As of December 31, 1999, letters of credit totaling $4,725,500 had been issued against the line and $7,774,500 was available for additional borrowings. The line of credit requires the maintenance of certain minimum financial ratios and conditions. The line of credit expires in November 2000.

EQUIPMENT CREDIT LINE In December of 1996, Bright Tiger entered into, and in July 1997 amended and restated, an equipment loan line agreement with a bank, under which Bright Tiger may borrow up to $875,000 for purchases of equipment, subject to certain limitations. In June 1998, Bright Tiger entered into a second agreement with the bank for an additional equipment loan line of $500,000 subject to the same limitations. All borrowings under these lines of credit are collateralized by substantially all of Bright Tiger's assets and bear interest at the bank's prime rate plus 3/4% (8.50% at December 31, 1998). The terms of the lines of credit include certain covenants requiring the maintenance of specified financial ratios and restrictions on Bright Tiger's ability to sell or transfer fixed assets and to declare or pay dividends to its stockholders. As of December 31, 1998, Bright Tiger was not in compliance with the covenants relating to the maintenance of certain financial ratios. Accordingly, the outstanding balance under the lines of credit was immediately callable by the bank and has been classified as a current liability in its entirety. At December 31, 1998, $1,145,900 was outstanding under the aforementioned lines of credit. The credit line was paid in full in April 1999.

EQUIPMENT LOAN LINE In May 1998, Allaire entered into an equipment loan line agreement (the "Equipment Loan Line") under which Allaire was able to borrow up to $2,000,000 to finance fixed asset purchases through December 1998. The initial term of each loan is 36 months from the borrowing date. Monthly payments are equal to 3.155% of the original amount borrowed, for an effective interest rate of approximately 15%. At the end of term, Allaire may choose to make one additional payment of 15% of the original amount funded or, if no default has occurred, the term may be extended for an additional 6 months at the original monthly payment rate. The Equipment Loan Line contains no financial covenants and there are no cross-default provisions in connection with the equipment and working capital line described above. All borrowings are collateralized by the purchased assets. Allaire borrowed $1,406,000 in June 1998 and $214,000 in November 1998 under the Equipment Loan Line, which was collateralized by previously purchased equipment. The Equipment Loan Line expired in December 1998. At December 31, 1999, annual cash payments on the borrowings under the Equipment Loan Line are as follows:

    2000                                                            $  613,000
    2001                                                               583,000
                                                                    ----------
    Total cash payments                                              1,196,000
    Less-amount representing interest                                  161,000
                                                                    ----------
    Present value of notes payable                                  $1,035,000
                                                                    ==========

PROMISSORY NOTES In November 1998, Bright Tiger issued promissory notes to existing investors of Bright Tiger in exchange for $1,500,000 in cash proceeds. These notes bear interest at 8% per year, and the principal and accrued interest of the notes are payable upon demand by their holders. These notes contain conversion rights whereby the holders of the notes may apply the unpaid principal and interest under the notes to the purchase of equity securities of Bright Tiger. The promissory notes were paid in full in April 1999.

8. PREFERRED STOCK

The holders of the Series A, Series B, Series C and Series D preferred stock (the "Preferred Stock") are hereinafter referred to collectively as the "Preferred Stockholders" and the holders of the Series B, Series C and Series D preferred stock (the "Redeemable Preferred Stock") are hereinafter referred to collectively as the "Redeemable Preferred Stockholders." The Preferred Stockholders had the following rights and privileges:

VOTING RIGHTS The Preferred Stockholders generally vote together with all other classes and series of stock as a single class on all matters and are entitled to a number of votes equal to the number of shares of common stock into which each share of such stock is convertible. With respect to the number of directors, only the Redeemable Preferred Stockholders, voting as a single class, may vote on any increase of the maximum number of directors constituting the Board of Directors to a number in excess of five. With respect to the election of directors, the Redeemable Preferred Stockholders, voting as a single class, may elect one director and the common stockholders and Preferred Stockholders, voting as a single class, may elect two directors. The remaining two directors shall be elected by a combined vote of both the common stockholders and the Series A preferred stockholders, voting as a single class, and the Redeemable Preferred Stockholders, voting as a single class.

CONVERSION Each share of Series A, Series B and Series C preferred stock is convertible, at the option of the holder, into four shares of common stock, except for 31,906 shares of Series A preferred stock, each of which converts into two shares of common stock, subject to certain anti-dilution adjustments. Each share of Series D Preferred Stock is convertible, at the option of the holder, into two shares of common stock, subject to certain anti-dilution adjustments. All shares of Preferred Stock automatically converted into 7,697,882 shares of common stock upon the closing of Allaire's initial public offering in January 1999.

DIVIDEND RIGHTS The Preferred Stockholders are not entitled to receive any dividends unless declared by Allaire's Board of Directors. In the event that dividends are paid on the common stock, the Preferred Stockholders are entitled to receive dividends at the same rate and at the same time as the common stockholders, with each share of preferred stock being treated as equal to the number of shares of common stock into which each share of such stock is convertible.

LIQUIDATION PREFERENCES In the event of any liquidation, dissolution or winding up of Allaire, the Preferred Stockholders are entitled to receive, in preference to the holders of the common stock, an amount equal to the greater of the original purchase price per share, respectively, subject to certain anti-dilution adjustments, or such amount as would have been payable had such shares been converted to common stock just prior to liquidation. The original purchase price per share of the Series B, Series C and Series D preferred stock was $4.52, $5.91 and $4.00, respectively. The original purchase price per share of the Series A preferred stock was $4.07, except for 656 and 31,250 shares which had an original purchase price per share of $8.00 and $16.00, respectively. Any assets remaining following the initial distribution to the Preferred Stockholders shall be available for distribution ratably among the common stockholders only.

REDEMPTION At the request of at least 50% of the holders of the Redeemable Preferred Stock at any time beginning in June 2002, Allaire shall redeem one-third of the then outstanding shares of each series of Redeemable Preferred Stock. Subsequently, on the first and third anniversaries of the initial redemption date, Allaire shall redeem 50% and 100%, respectively, of the remaining outstanding shares of each series. Upon redemption, each holder of the Series B, Series C and Series D preferred stock will be entitled to receive a cash payment equal to $4.52 per share, $5.91 per share and $4.00 per share, respectively, plus any declared but unpaid dividends.

CONVERTIBLE NOTES PAYABLE During 1996, Allaire issued 10% convertible notes payable totaling $175,000 to two of Allaire's stockholders. All principal and accrued interest of $2,000 on these notes was subsequently converted into 43,557 shares of Series A preferred stock prior to December 31, 1996.

PREFERRED STOCK WARRANTS Pursuant to the terms of a capital lease line of credit (Note 6), Allaire issued warrants to purchase 17,699 shares of Series A preferred stock at a price of $4.52 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire upon the earlier of ten years from the date of grant or five years from the effective date of an initial public offering of Allaire's common stock. The value ascribed to these warrants was not significant. These warrants converted to warrants to purchase 70,796 shares of common stock upon the closing of Allaire's initial public offering in January 1999. These warrants were fully exercised during the year ended December 31, 1999.

UNDESIGNATED PREFERRED STOCK At December 31, 1998 and 1999, Allaire has authorized the issuance of up to 1,616,494 shares of undesignated preferred stock. Issuances of the undesignated preferred stock may be made at the discretion of the Board of Directors (without stockholder approval) in one or more series and with such designations, rights and preferences as determined by the Board. As a result, the undesignated preferred stock may have dividend, liquidation, conversion, redemption, voting or other rights which may be more expansive than the rights of the holders of the Preferred Stock and the common stock.

9. COMMON STOCK

AUTHORIZED SHARES On March 13, 2000, Allaire's stockholders approved an increase in the authorized shares of common stock, $.01 par value, to 100,000,000.

STOCK SPLIT In March 2000, Allaire completed a two-for-one split of its outstanding shares of common stock. The stock split was effected in the form of a stock dividend and entitled each stockholder of record at the close of business on February 15, 2000 to receive one share for every outstanding share of common stock held on the record date. Accordingly, the accompanying financial statements and notes have been restated for all periods.

TREASURY SHARES Of the common stock issued, an aggregate of 6,834 and 33,220 shares with a cost of $2,000 and $14,000 were held by Allaire as treasury shares and were included as a reduction to additional paid-in capital at December 31, 1998 and 1999.

STOCK RESTRICTION AGREEMENTS Allaire has executed stock restriction agreements with its founder and certain of its employees. Under the terms of the founder's stock restriction agreement, Allaire had the right to repurchase, at a price of $1.13 per share, any unvested common shares in the event of the founder's voluntary resignation. All other restriction agreements gave Allaire the right to repurchase, for an amount equal to the original consideration paid, any unvested common shares in the event of voluntary resignation or termination of employment with Allaire for cause. Allaire's repurchase rights lapsed at various dates through November 30, 1999 or, in the case of the founder, upon the closing of an initial public offering of Allaire's common stock, which occurred in January 1999. At December 31, 1999, no shares of Allaire's outstanding common stock were subject to repurchase under the stock restriction agreements.

All employees who have been granted options by Allaire are generally eligible to elect immediate exercise of all such options. However, shares obtained by employees who elect to exercise prior to the original option vesting schedule are subject to Allaire's right of repurchase, at the option exercise price, in the event of termination. Allaire's repurchase rights lapse at the same rate as the shares would have become exercisable under the original vesting schedule. At December 31, 1999, Allaire had the right to repurchase 320,992 shares of common stock.

STOCK SUBSCRIPTIONS RECEIVABLE Allaire held recourse notes receivable from a stockholder at December 31, 1999 in consideration for the purchase of Allaire common stock. This loan is secured by the underlying common stock and, consequently, is reflected as an offset to stockholders' equity.

COMMON STOCK WARRANTS Pursuant to the issuance of convertible notes payable in 1996, Allaire issued warrants to purchase 17,198 shares of its common stock at a price of $1.02 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire in December 2001. The value ascribed to these warrants was not significant. At December 31, 1999, 2,456 warrants were outstanding.

Pursuant to the issuance of convertible notes payable in 1997 (Note 4), Allaire issued warrants to purchase 12,600 shares of its common stock at a price of $2.00 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire in March 2002. The value ascribed to these warrants was not significant. At December 31, 1999, 12,600 warrants were outstanding.

RESERVED SHARES At December 31, 1999, Allaire had 6,395,510 shares of common stock reserved for issuance upon the exercise of common stock warrants and options.

10. STOCK OPTIONS

All options issued by Allaire during the year ended December 31, 1996 were non-qualified, non-plan stock options issued to employees, advisors and consultants of Allaire. All options granted by Allaire during this period of time were issued at fair market value at the date of grant, vest either immediately or over a four-year period and expire ten years from the date of grant.

1997 STOCK INCENTIVE PLAN The 1997 Incentive Stock Plan (the "1997 Stock Plan") provides for the granting of incentive and non-qualified stock options and stock bonus awards to officers, directors, employees and consultants of Allaire. The maximum number of common shares that may be issued pursuant to the 1997 Stock Plan, as amended, is 3,452,000.

The exercise price of each stock option issued under the 1997 Stock Plan shall be specified by the Board of Directors at the time of grant. However, incentive stock options may not be granted at less than the fair market value of Allaire's common stock as determined by the Board of Directors at the date of grant or for a term in excess of ten years. All options granted under the 1997 Stock Plan through December 31, 1999 vest either immediately or over a four-year period for employees or over the service period for non-employees and expire ten years from the date of grant.

1998 STOCK INCENTIVE PLAN The 1998 Incentive Stock Plan (the "1998 Stock Plan"), as amended and approved by stockholders on March 13, 2000, provides for the issuance of up to 8,800,000 shares of Allaire's common stock to eligible employees, officers, directors, consultants and advisors of Allaire. Under the 1998 Stock Plan, the Board of Directors may award incentive and non-qualified stock options, stock appreciation rights, performance shares and restricted and unrestricted stock. Incentive stock options may not be granted at less than the fair market value of Allaire's common stock at the date of grant and for a term not to exceed ten years. The exercise price under each non-qualified and incentive stock option shall be specified by the Compensation Committee. Grants of stock appreciation rights, performance shares, restricted stock and unrestricted stock may be made at the discretion of the Compensation Committee with terms to be defined therein.

During the years ended December 31, 1996 and 1997 compensation expense recognized for stock option grants made by Allaire under APB Opinion No. 25 was not significant. For the year ended December 31, 1998 and 1999, respectively, compensation expense recognized for stock option grants totaled $412,000 and $263,000. Had compensation cost for Allaire's option grants been determined based on the fair value at the date of grant consistent with the method prescribed by SFAS No. 123, Allaire's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

Year ended December 31,                             1997                1998               1999
                                               -------------        -------------     -------------
Net loss:
    As reported                                $(11,536,000)        $(17,139,000)     $ (5,539,000)
    Pro forma                                  $(11,597,000)        $(17,278,000)     $(13,229,000)
Basic and diluted net loss per share:
    As reported                                $      (2.67)        $      (2.39)     $      (0.24)
    Pro forma                                  $      (2.69)        $      (2.41)     $      (0.58)

Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option pricing model to apply the minimum value method with the following weighted-average assumptions used for grants made during the years ended December 31, 1997, 1998 and 1999: no dividend yield for all years; risk free interest rates of 6.1%, 5.1% and 5.8%, respectively; a volatility of 0%, 0% and 95%, respectively, and an expected option term of 5 years in 1997 and 1998, and 4 years in 1999.

Stock option activity during the years ended December 31, 1996, 1997, 1998 and 1999 was as follows:

                                                                            OUTSTANDING OPTIONS
                                                                       -----------------------------
                                                                                           WEIGHTED
                                                                                            AVERAGE
                                                                         NUMBER            EXERCISE
                                                                        OF SHARES            PRICE
                                                                       -----------         ---------
Outstanding - December 31, 1995                                                --           $   --
        Granted (weighted average fair value of $0.06)                  2,271,904             0.22
        Exercised                                                          (5,000)            0.25
        Canceled                                                          (15,000)            0.25
                                                                       ----------
Outstanding - December 31, 1996                                         2,251,904             0.22
        Granted (weighted average fair value of $0.09)                  2,976,818             0.29
        Exercised                                                         (10,760)            0.71
        Canceled                                                         (443,198)            0.26
                                                                       ----------
Outstanding - December 31, 1997                                         4,774,764             0.26
        Granted (weighted average fair value of $1.48)                  1,146,322             3.47
        Exercised                                                      (2,294,768)            0.24
        Canceled                                                         (249,126)            1.01
                                                                       ----------
Outstanding - December 31, 1998                                         3,377,192             1.30
        Granted (weighted average fair value of $24.22)                 3,932,452            34.61
        Exercised                                                        (945,048)            1.09
        Canceled                                                         (388,090)           16.15
                                                                       ----------
Outstanding - December 31, 1999                                         5,976,506           $22.16
                                                                       ==========

As of December 31, 1999, 29,442 and 131,100 shares were available for grant under the 1997 Stock Plan and the 1998 Stock Plan, respectively.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                           VESTED AND EXERCISABLE
                                                                        ----------------------------
                                                    WEIGHTED-AVERAGE                       WEIGHTED-
                                                       REMAINING          NUMBER            AVERAGE
            EXERCISE                NUMBER             CONTRACTUAL          OF             EXERCISE
             PRICE               OUTSTANDING         LIFE (IN YEARS)      SHARES             PRICE
         ------------            -----------        ----------------    ---------          ---------
         $ 0.13- 4.50             1,923,610                7.26           974,884           $ 0.40
           5.53- 9.44               476,196                8.80            56,878             6.19
          20.82-25.00             1,282,800                9.59                --            24.10
          25.03-36.47             1,456,400                9.47                --            29.60
          55.75-75.57               837,500                9.94                --            65.30
                                  ---------                             ---------
         $ 0.13-75.57             5,976,506                8.80         1,031,762           $22.16
                                  =========                             =========

DEFERRED COMPENSATION During 1998, Allaire granted stock options to purchase 955,900 shares of its common stock with exercise prices ranging from $.01 to $6.80. Through December 31, 1999, Allaire recorded compensation expense and deferred compensation relating to these options totaling $675,000 and $1.1 million, respectively, representing the difference between the estimated fair market value of the common stock on the date of grant and the exercise price. Compensation relating to options which vested immediately upon grant was expensed in full at the date of grant, while compensation related to options which vest over time was recorded as a component of stockholders' deficit and is being amortized over the vesting periods of the related options.

1998 EMPLOYEE STOCK PURCHASE PLAN The 1998 Employee Stock Purchase Plan (the "Purchase Plan") provides for the issuance of up to 600,000 shares of Allaire's common stock to eligible employees. Under the Purchase Plan, Allaire is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower. Allaire's first offering period under the Purchase Plan commenced on July 1, 1999 and ended on December 31, 1999. During this offering period, employees purchased 9,858 shares of common stock, which were issued in January 2000.

11. INCOME TAXES

Deferred tax assets are comprised of the following:

December 31,                                               1998                1999
Deferred tax assets:                                  -------------       -------------
    Net operating loss carryforwards                  $ 11,771,000        $ 10,778,000
    Reserves not currently deductible                      249,000             381,000
    Tax credit carryforwards                               689,000           1,389,000
    Capitalized research and development expense                --           1,050,000
Compensation related                                            --             488,000
    Deferred revenue                                            --             286,000
    Other                                                  402,000             517,000
                                                      ------------        ------------
    Total deferred tax assets                           13,111,000          14,889,000
    Deferred tax asset valuation allowance             (13,111,000)        (14,889,000)
                                                      ------------        ------------
                                                      $         --        $         --
                                                      ============        ============

Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, Allaire has provided a valuation allowance for the full amount of its deferred tax assets.

Income taxes computed using the federal statutory income tax rate differs from Allaire's effective tax rate primarily due to the following:

Year ended December 31,                                            1997                1998           1999
                                                               ------------        ------------   ------------

Income tax benefit at U.S. federal statutory tax rate          $(4,038,000)        $(5,999,000)   $(1,939,000)
State taxes, net of federal tax impact                            (711,000)         (1,054,000)      (342,000)
Nondeductible acquisition related expenses                              --                  --        921,000
Tax credit carryforwards                                           (91,000)           (195,000)      (345,000)
Other                                                             (249,000)             81,000        (73,000)
Change in valuation allowance.                                   5,089,000           7,167,000      1,778,000
                                                               -----------         -----------    -----------
    Provision for income taxes                                 $        --         $        --    $        --
                                                               ===========         ===========    ===========



At December 31, 1999, Allaire had federal and state net operating losses of approximately $61 million and $59.8 million, respectively, and federal and state tax credit carryforwards of approximately $599,000 and $670,000, respectively, available to reduce future taxable income and future tax liabilities. If not utilized, these carryforwards will expire at various dates ranging from 2001 to 2019. Of the total net operating losses, $31.6 million relates to the exercise of stock options. The tax benefit of this amount will result in an increase in additional paid-in capital upon realization. Under the provisions of the Internal Revenue Code, certain substantial changes in Allaire's ownership may be limited, or may limit in the future, the amount of net operating loss and research and development tax credit carryforwards which could be utilized annually to offset future taxable income and income tax liability. The amount of any annual limitation is determined based upon Allaire's value prior to an ownership change.

12. SEGMENT INFORMATION

Operating in one industry segment, Allaire develops, markets and supports software for a wide range of Web development.


Revenue was distributed geographically as follows:

Year ended December 31,                 1997            1998             1999
                                     ----------      -----------     -----------
North America                        $6,289,000      $18,659,000     $47,679,000
Europe                                  824,000        1,802,000       4,958,000
Other international                     675,000          901,000       2,526,000
                                     ----------      -----------     -----------
                                     $7,788,000      $21,362,000     $55,163,000
                                     ==========      ===========     ===========

Allaire's sales to Europe and other international geographies are primarily export sales from the United States. Substantially all of Allaire's services revenue for the years ended December 31, 1997, 1998 and 1999 was generated in North America. All long-lived assets were located in North America at December 31, 1998 and 1999.

13. EMPLOYEE SAVINGS PLAN

During 1997, Allaire adopted an employee retirement savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Under the terms of the 401(k) Plan, employees may contribute a percentage of their salary, up to a maximum of 15%. Allaire did not make any contributions to the 401(k) Plan on behalf of its employees for the years ended December 31, 1997, 1998 or 1999.

14. COMMITMENTS AND CONTINGENCIES

Allaire leases its facilities and certain office equipment under noncancelable operating lease agreements. Rent expense under these leases for the years ended December 31, 1997, 1998 and 1999, totaled $515,000, $1,420,000 and $1,834,000, respectively. During 2000, Allaire will move into a new facility under an operating lease. In addition, Allaire also leases certain fixed assets under capital leases, which expire at various dates through October 2000.

Future minimum commitments under noncancelable operating and capital leases at December 31, 1999 are as follows:

                                                    OPERATING          CAPITAL
                                                      LEASES           LEASES
                                                   ------------       --------
    2000                                           $  7,412,000       $163,000
    2001                                             15,959,000             --
    2002                                             16,889,000             --
    2003                                             15,610,000             --
    2004 and thereafter                             105,351,000             --
                                                   ------------       --------
    Total lease payments                           $161,221,000        163,000
                                                   ============
    Less - amount representing interest                                  4,000
                                                                      --------
    Present value of capital lease obligations                        $159,000
                                                                      ========

LETTER OF CREDIT In connection with two facility leases Allaire is required to maintain, on behalf of the landlord, an irrevocable letter of credit with a bank over the term of each lease. As of December 31, 1999, letters of credit totaling $4,725,500 had been issued against the line of credit (Note 7).

LEGAL PROCEEDINGS In 1996, a wrongful termination action was brought against Allaire and its founder by a former employee under which the plaintiff sought severance pay and the right to 800,000 shares of Allaire's common stock which were canceled upon termination. Although Allaire continues to deny any liability in this matter, Allaire determined during 1997 that it was in the best interest of its shareholders to settle this dispute out of court due to the rising legal costs, distraction of management and uncertainty present in this litigation. As a result, Allaire agreed to pay the plaintiff a cash settlement totaling $285,000 in exchange for the termination of all legal action against Allaire and its founder. This amount was fully accrued at the time of the settlement.

In addition to the matter noted above, Allaire is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on Allaire's financial position or results of operations.

15. SUBSEQUENT EVENT

In March 1999, Allaire acquired certain technology from Bowne Internet Solutions and Bowne Personalization Services for $5 million in cash. This acquisition will be accounted for as a purchase. Pro forma financial statements have not been disclosed due to immateriality.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Allaire Corporation

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the financial position of Allaire Corporation and sudsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 13, 2000


BOARD OF DIRECTORS                      CORPORATE OFFICERS                              CORPORATE COUNSEL
David J. Orfao                          David J. Orfao
President and Chief Executive Officer   President and Chief Executive Officer           Foley, Hoag & Eliot
Director since 1997                                                                     LLP Boston, Massachusetts
                                        Joseph J. Allaire
Joseph  J. Allaire                      Founder, Chairman of the Board and              INDEPENDENT ACCOUNTANTS
Founder, Chairman of the Board and      Executive Vice President
Executive Vice President                                                                PricewaterhouseCoopers LLP
Director since 1996                     Jeremy Allaire                                  Boston, Massachusetts
                                        Chief Technology Officer
Jonathan A. Flint                                                                       REGISTRAR AND
Founder and General Partner             David A. Gerth                                  TRANSFER AGENT
Polaris Venture Partners                Chief Financial Officer
Director since 1996                                                                     EquiServe Shareholder Services
                                        Larry E. Rowland                                Canton, Massachusetts
John J. Gannon                          Chief Information Officer
General Partner                                                                         Stockholder Information
Polaris Venture Partners                Amy E. Lewis
Director since 1996                     Vice President, Worldwide Sales                 The Annual Meeting of Stockholders of
                                                                                        the Company will be held at 10:00 a.m.
Thomas A. Herring                       Patrick M. Morley                               on May 17, 2000 at the offices of Foley,
General Partner                         Vice President, North American Sales            Hoag & Eliot LLP, One Post Office
Polaris Venture Partners                                                                Square, Boston, Massachusetts.
Director since 1997                     Vikki Kolbe
                                        Vice President, Worldwide Services and Support  A copy of the Company's Annual Report on
Ronnie G. Ward                                                                          Form 10-K filed with the Securities and
Private Investor                        George Favaloro                                 Exchange Commission and additional
Director since 2000                     Vice President, Business Development            copies of this Report may be obtained
                                                                                        without charge upon written request to:
                                        Stephen F. Clark
                                        Vice President, Marketing                       Allaire Corporation
                                                                                        Investor Relations Department
                                        Jack P. Lull                                    One Alewife Center
                                        Vice President, Engineering and Development     Cambridge, MA 02140
                                                                                        T 617 761 2020
                                        Kathy Wilde                                     F 617 761 2007
                                        Vice President, Enterprise Development

                                        Victoria Sullivan
                                        Vice President, Human Resources

                                        Market Price of Common Stock

 ColdFusion and Bright Tiger are        The Company's Common Stock has been trading on the Nasdaq National Market under
 U.S. registered trademarks, and        the symbol "ALLR" since the Company's initial public offering on January 22,
 Allaire, Allaire Spectra,              1999. The Company had 189 stockholders of record at March 15, 2000. This number
 HomeSite and JRun are trademarks       does not reflect persons or entities who hold their stock in nominee or "street
 of Allaire Corporation. All            name" through various brokerage firms. The Company has never declared or paid
 other company names, brand names       any cash dividends on its capital stock and does not anticipate paying cash
 and product names are the              dividends in the forseeable future. The following table sets forth for the
 property of their respective           fiscal periods indicated the high and low sales prices per share of Common Stock
 holder(s).                             as reported on the Nasdaq National Market. Sales prices per share have been restated to reflect the two-for-one stock split in March 2000.

                                        1999                                                 HIGH        LOW
                                                                                            ------      ------
                                        First Quarter (from 1/22/99)                        $35.63      $17.00
                                        Second Quarter                                      $39.13      $19.94
                                        Third Quarter                                       $38.16      $21.06
                                        Fourth Quarter                                      $94.13      $26.25

                          [ALLAIRE LOGO]


                          Allaire Corporation
                          One Alewife Center  Cambridge, MA 02140
                          617 761 2020 T      617 761 2007 F     www.allaire.com